KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Three and nine months ended December 31, 2009 and 2008

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2009 and 2008

1.1

Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of February 12, 2010 and should be read in conjunction with the consolidated interim financial statements and related notes thereto of the Company, as at and for the three andnine month periods ended December 31, 2009 and 2008 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2009 and 2008, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange on June 25, 2001. The Company’s principal business is the acquisition and exploration of resource properties.

The Company’s common shares trade on the Toronto Stock Exchange under the symbol “KGN” and on the NYSE Amex Equities Stock Exchange in the United States under the symbol “KGN”.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers’ Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

Appointments:

On July 2, 2009, Marcel de Groot, CA, was appointed to the Company’s Board of Directors. Mr. de Groot is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation which invests in and provides strategic support to early stage private and public companies. Mr. de Groot is a graduate from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained his Chartered Accountant designation.

At the Company’s annual general meeting on October 1, 2009, Maurice Tagami, P.Eng, and Keith Minty, P.Eng, were appointed to the Company’s’ Board of Directors.

Maurice Tagami, P.Eng also assumed the position of Vice President, Project Development. Mr. Tagami has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the province of British Columbia and has over 28 years experience in mine development and operations. Mr. Tagami has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia and has actively participated in several plant commissioning and start-up periods. Recently, Mr. Tagami held the position of senior project manager for Canico Resource Corp. on the Onca Puma project, a large greenfields nickel laterite smelter project in Para state, Brazil where he was involved in the project from exploration through scoping and feasibility studies and basic engineering. As Vice President, Project Development for Keegan, Mr. Tagami will oversee all design, geotechnical, metallurgical, hydrological, mining engineering and other development work required on Keegan's Esaase Project in southwest Ghana. He will be responsible for the planning, design and budget for any pre-feasibility and/or feasibility studies and subsequent development that Keegan undertakes on its properties.

Keith Minty obtained a B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, Canada in 1978. He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, platinum group metals and industrial minerals. Since 1997, Keith has held many corporate management and financial positions in companies listed on the Toronto and American stock exchanges. He has raised over $ 750 million in IPO's and financings for these companies. In 2008, he joined Thani Dubai Mining as the Chief Operating Officer where he is responsible for all project gold exploration and operations activities in Yemen and Egypt and new business development activities. Prior to joining Thani Dubai Mining limited, he worked for Hunter Dickinson Inc. as South African Country Manager.

Properties:

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Ghana, West Africa. The Company’s material properties currently consist of the Esaase Project and the Asumura Project as follows:

1.

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

(a)

Cash payments:

-US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sametro on production (obligation renegotiated, see below).

(b)

Issuance of 780,000 common shares of the Company to Sametro over a three year period:

-40,000 common shares of the Company to Sametro upon Exchange approval

 (issued);

-120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

-380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below);

(c)

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below); and

-$1,000,000 by May 3, 2009 (obligation renegotiated, see below);

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

The Project:

Subsequent to the period end, Keegan announced new results from its current Esaase property drilling program located in southwest Ghana. Intercepts with grades exceeding 10 g/t meter Au were produced from 23 drill holes located up to 1 km north of the existing resource. Intercept highlights include 25 meters of 2.52 g/t Au, 17 meters of 3.61 g/t Au, 18 meters of 3.02 g/t Au, and five meters at 6.66 g/t Au. These results will be incorporated into the existing resource model and used in the planning for the next stage of drilling in this area. Please see www.keeganresources.com for a drill hole location map.

Table 1: Recent results from northern stepout drilling from Keegan's Esaase Project. Only intercepts with grade-widths of greater than 10g/t meter Au are shown. Intercepts with grade-widths of approximately 20 g/t meter Au or higher are bolded. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KERC638	12	24	12	1.4	KERC659	10	15	5	4.1
KERC640	3	19	16	0.69	including	14	15	1	17.45
KERC642	57	62	5	1.45	KERC660	32	57	25	2.52
KERC643	28	37	9	1.67	including	33	35	2	19.93
including	29	30	1	11.45	KERC666	158	165	7	3.28
KERC644	30	40	10	1.36	including	164	165	1	12.1
KERC648	73	81	8	1.92	KERC667	152	164	12	1.88
KERC649	107	114	7	4.1	KERC668	6	13	7	1.64
including	108	109	1	10.25	KERC669	6	24	18	3.02
KERC651	67	81	14	0.6	including	12	13	1	11.25
KEDD653	157	168	11	1.03	KERC670	110	120	10	0.95
KEDD655	206	219	13	0.7	KERC670	74	82	8	1.12
KEDD657	137	154	17	3.61	KERC671	148	176	28	1.51
including	137	138	1	12.85	KEDD677	165	173	8	0.98
including	140	141	1	12.5	KEDD677	192	202	10	2.83
including	152	153	1	24.7	including	196	197	1	13.85
KEDD658	13	24	11	2.07	KEDD679	209	214	5.1	6.66
including	18	19	1	15.3	including	213	214	1.1	27.6
KEDD658	158	166	8	1.21	KERC696	131	141	10	2.57

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase.

All other recent drill results on the Esaase Gold project may be found at www.keeganresources.com.

During the three month period ended December 31, 2009, Keegan announced results of a metallurgical test program on samples from the Esaase deposit in Ghana conducted at Amdel Limited in Perth WA during the first three quarters of 2009.  The program examined a number of conventional processing options including whole ore cyanidation and gravity gold recovery followed by carbon in leach (CIL) cyanidation. Test work was conducted on core samples from both oxide and fresh material from the Esaase deposit.

Results of the metallurgical test work show gold recoveries of 94% to 97% using a flowsheet incorporating a coarse primary grind, gravity recovery and CIL on the gravity tailing. The selected flowsheet is simple and has shown to be applicable to both the oxide and fresh composites tested.

The main metallurgical parameters of the selected flowsheet are summarized as follows:

•

Coarse primary grind of 150 microns

•

Centrifugal gravity concentration of gold with recovery of 40 to 70%

•

CIL cyanidation of the gravity tailing, achieving a residue grade of 0.04 to 0.09 gram per tonne gold from oxide and fresh samples,

•

Achieving an overall combined gold recovery of 94 to 97% to gravity concentrate and CIL.

Composite samples of drill core from broad based sections representing surface to depth oxide and fresh mineralization from both the “north” and “south” zones at Esaase were tested using the above flowsheet and an average gold recovery of greater than 95% was achieved.  Head grades of the test composites varied from 1.2 to 2.3 grams gold per tonne.

A summary of the results of gravity + CIL tests on Variability Oxide Composite (VOC) and Variability Fresh Composite (VFC) samples is shown below:

Sample	Grind Size (µm)	Calc Head Grade (g/t)	Gravity Recovery (%)	CIL Recovery (%)	Total Recovery (%)
VFC	150	1.87	69.9	85.0	95.5
	75	2.31	74.8	88.2	97.0
VOC	150	1.31	41.8	90.9	94.7
	75	1.18	58.9	92.5	96.9

Test work results are based on multiple screen fire assay analyses of the CIL tailings and fire assay analyses of the gravity concentrate from the test work.

The mineralization at Esasse is average in hardness and abrasivity for oxide and fresh material in Ghana.  The grindability characteristics of the samples were found to be:

Sample Type	Bond Ball Mill Work Index	Abrasion index
Oxide	9.1-9.2 kWh/t	0.08
Fresh	14.8-15.3 kWh/t	0.26

The main metallurgical process design parameters that will be incorporated into a Preliminary Economic Assessment by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd. of Perth, WA on the Esaase deposit are:

Oxide gold recovery

93%

Fresh gold recovery

93%

Primary grinding particle size

80% passing 150 micron

Mr. Tagami, P.Eng. is the Qualified Person responsible for the metallurgical test work results under the terms of National Instrument 43-101.

Further, during the period, the Company acquired the 10 sq. km Mpatuom Concession, which lies along the north west boundary of its Esaase Concession. The concession was granted to the Company by the Ghanaian Minerals Commission and the permit was duly signed by the Minister of Lands and Natural Resources, the Honorable Alhaji Collins Dauda. Along with the Esaase Concession (29 sq. km.), Jeni Concession (46 sq. km.), and the Mepom concession (2.6 sq. km), the Mpatuom acquisition brings Keegan's land position at Esaase to almost 100 sq. km. The acquisition also adds an additional 300 meters of strike length along the main geophysical break that is the defining mineralized fault structure of the Esaase Resource. Keegan's current exploration program has been expanding mineralization towards the Mpatuom Concession along this structure with significant results.

2.

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company acquired the right to acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

(a)

payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)

issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)

completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company was required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company was to pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company was required to expend US$500,000 in work commitments over a four year period. The Company also had the right to accelerate both cash and work expenditures to earn a full interest in the property at any time. During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

The Project:

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two kilometer strike length. Surface sampling on the Asumura property has continued and Keegan plans to commence a drilling program early to mid 2010.

1.3

Selected Annual Information

	2009	2008	2007
	$	$	$
Revenues (interest and other income)	222,703	476,034	97,135
Net loss	4,176,396	4,316,042	4,381,139
Loss per share, basic and diluted	0.15	0.17	0.28
Total assets	33,717,800	34,669,516	21,493,513
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4

Results of Operations

Three months ended December 31, 2009 and 2008

During the three month period ended December 31, 2009, Keegan reported a loss of ($2,270,596) or ($0.06) per share compared to a loss of ($119,068) or ($0.00) per share during the same period in the previous year, an increase in loss of $2,151,528.

Expenses incurred during the three month period ended December 31, 2009 increased by $1,782,937as compared to expenses incurred during the three month period ended December 31, 2008.

The primary reason for the increase in loss was the increases in consulting fees, director's fees and wages and benefits by $106,044, donation expense by $486,000, office rent and administration by $30,083, stock-based compensation by $1,155,050 andtravel, advertising and promotion by $103,002 being offset by decreasesin professional fees of $25,713 and regulatory, transfer agent and shareholder information of $76,410 and an increase in interest income of $17,678.

Below are the discussions on the significant changes in administration expenses:

Consulting fees, director’s fees and wages and benefits increased by $106,044 as a result of the hiring of additional employees and appointment of directors during the period. Two new directors were added (see “1.2 Overall Performance – Appointments”) since the same period in the prior year, as well as additional accounting and administrative staff in Ghana and in the Vancouver office.

During the period, the Company made a charitable donation of 75,000 common shares to the Britannia Beach Historical Society. The fair value of these common shares was recorded as donation expense.

Office, rent and administration increased by $30,083 as a result of increased rent. The Company’s corporate offices in Vancouver moved to a new location on December 1, 2008 at a higher rent than at the previous premises (see “1.6/1.7 Liquidity & Capital Resources – Commitments”).

Stock-based compensation increased by $1,155,050 as a result of new stock option grants during the period of 485,000 options with an exercise price of $4.01 and 220,000 options with an exercise price of $6.50; both of which expire five years from date of grant. There were no option grants during the same period in the prior fiscal year.

The increase in travel, advertising and promotion by $103,002 was a result of increased travel relating to investor relations activities and business development during the three month period. In addition, the Company incurred costs related to its participation in a number of investment and mining.

Professional fees were reported to have decreased by $25,713 primarily as a result of less general services being rendered relating to accounting and legal activities. Services relating to the issuance of shares through the brought deal financing have been capitalized to share issuance costs.

Regulatory, transfer agent and shareholder information expenses decreasedduring the period by $76,410 as a result of the timing of fees paid to the Company’s listing exchanges. During the three month period, all significant charges relating to the Company’s Canadian and US listings were paid in connection with the bought deal financing and have been included in share issue costs.

The Company’s reporting currency is the Canadian dollar while it conducts a part of its business in US dollars and Ghanaian Cedi. As a result, the Company incurred foreign exchange gain of $85,512 during the three months ended December 31, 2009 compared to a foreign exchange gain of $471,781 during the same period in the previous year. The decrease in foreign exchange gain by $386,269 was primarily due to the fluctuation of exchange rates over the years.

Nine month period ended December 31, 2009 and 2008

During the nine month period ended December 31, 2009, Keegan reported a loss of ($5,382,006) or ($0.15) per share compared to a loss of ($2,053,460) or ($0.09) per share during the same period in the previous year, an increase in loss of $3,328,546.

Expenses incurred during the nine month period ended December 31, 2009 increased by $3,269,150 as compared to expenses incurred during the nine month period ended December 31, 2008.

The primary reason for the increase in loss were the increases in consulting fees, directors’ fees and, wages and benefits by $298,321, donation expense by $488,000, office rent and administration by $170,074, regulatory, transfer agent and shareholder information by $57,701, stock-based compensation by $1,585,343 and, travel, advertising and promotion by $622,534 and a decrease in interest income by $66,568.

Below are the discussions on the significant changes in administration expenses:

Consulting fees, director’s fees and wages and benefits increased by $298,321 as a result of the hiring of additional employees and appointment of directors during the period. Two new directors were added (see “1.2 Overall Performance – Appointments”) since the same period in the prior year, as well as additional accounting and administrative staff in Ghana and in the Vancouver office.

During the period, the Company made a charitable donation of 75,000 common shares to the Britannia Beach Historical Society. The fair value of these common shares was recorded as donation expense.

Office, rent and administration increased by $170,074 as a result of increased rent of $87,535. The Company’s corporate offices in Vancouver moved to a new location (see “1.6/1.7 Liquidity & Capital Resources – Commitments”). A further increase in office and administration costs of $50,955 was a result of the setting up and installation of office equipment, furniture and new computers and servers in the new office. There was also an increase in office supplies related to software purchases and printing costs related to the Company’s change of address and annual general meeting mailing. No such expenses were incurred during the same period in the prior fiscal year.

The increase in regulatory, transfer agent and shareholder information by $57,701 was primarily a result of an increase in regulatory fees relating payments for amendments to the Company’s stock option plan and the increase in the level of activity of the Company’s shares and options. For the nine month period ending December 31, 2009, the Company was primarily listed on the Toronto Stock Exchange (“TSX”) while in the same period in the prior year, the Company was listed on the TSX Venture exchange for a portion of the period. Filing fees are significantly more expensive on the TSX compared with those of the TSX Venture.

Stock-based compensation increased by $1,585,343 as a result as a result of new stock option grants during the period of 170,000 options with an exercise price of 3.31, 300,000 options with an exercise price of 3.10, 485,000 options with an exercise price of $4.01 and 220,000 options with an exercise price of $6.50, all expiring five years from date of grant. There were no option grants during the same period in the prior fiscal year.

The increase in travel, advertising and promotion by $622,534 was a result of increased investor relations activities during the 9 month period. In addition, the Company incurred costs related to its participation in various investment and mining conferences.

The Company’s reporting currency is the Canadian dollar while it conducts a part of its business in US dollars and Ghanaian Cedi. As a result, the Company incurred foreign exchange loss of $54,123 during the nine month period ended December 31, 2009 compared to a foreign exchange loss of $36,309 during the same period in the previous year. The decrease in foreign exchange loss by $17,814 was primarily due to the fluctuation of exchange rates over the years.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
December 31, 2009	$ 52,269	$ 2,270,596	$ 0.06
September 30, 2009	$ 6,400	$ 1,850,922	$ 0.05
June 30, 2009	$ 30,294	$ 1,260,488	$ 0.04
March 31, 2009	$ 67,172	$ 2,122,936	$ 0.08
December 31, 2008	$ 34,591	$ 119,068	$ 0.00
September 30, 2008	$ 30,531	$ 900,508	$ 0.03
June 30, 2008	$ 90,409	$ 1,033,884	$ 0.04
March 31, 2008	$ 219,617	$ 1,182,959	$ 0.04

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $52,124,881 at December 31, 2009 compared to working capital of $2,504,131 at March 31, 2009, representing an increase in working capital by $49,620,750. As at December 31, 2009, the Company had cash and cash equivalents of $26,187,406and short-term investments of $26,000,000 compared to cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 as at March 31, 2009. Financing for the Company’s operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options. During the nine month period ended December 31, 2009, the Company raised net cash of $18,027,350 (net of an underwriter fee of $960,000 and expenses of $180,467) from a brokered private placement financing,$39,065,543 (net of an underwriter fee $2,069,425 and expenses of $253,532) from a bought dealfinancing through a short-form prospectus, $388,535 from the exercise of broker’s warrants and $1,345,971 from the exercise of share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options.

During the nine month period ended December 31, 2009, Keegan expended $9,074,983 in general and administrative expenses and property exploration and evaluation. Keegan has budgeted $1,025,000 for general and administrative expenses and $4,575,000 for property exploration and acquisition costs through the end of fiscal 2010. Keegan’s plan of operations for fiscal 2010 continues to be:

(a)

further the work to perform a preliminary economic assessment of the deposit on the Esaase Property, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  The first phase of exploration will consist of reverse circulation “RC” drilling of current exploration and resource extension targets, continued auger sampling of coincident soil and geophysical targets, and RC and core drilling targeting higher grade targets of the deposit down dip.  If the first phase of exploration discovered continuous mineralization of potentially economic tenor, then additional exploration expenditure would be warranted and a second phase of exploration will be triggered.  The next phase of the program at the Esaase Property may result in a preliminary scoping study on the indicated and inferred resources, which would determine the amenability of the deposit to different scenarios of mining, milling and ore beneficiation.

(b)

continue exploration of the Asumura property, as well as the Jeni Concession.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2010.  The Company will require additional financing going forward.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  However, there can be no assurance that any such additional funds will be obtained.

Cash and cash equivalents increased by $24,186,288 from $2,001,118 at March 31, 2009 to $26,187,406 at December 31, 2009. The increase in cash and cash equivalents was a result of net cash of $58,827,399 generated from the completion of two separate financings during the 9 month period and through the exercise of options and warrants offset by cash utilized for operations of $3,033,921 and investing activities of $31,171,687. The uses of cash within investing activities relate to deferred exploration costs of $6,041,042, short-term investments of $25,000,000 and purchase of buildings, furniture, equipment and leasehold investments of $130,624.

As at the date of the MD&A, the other sources of funds potentially available to the Company are through the exercise of the outstanding 274,666 share purchase warrants at $3.10 per share which expire November 26, 2010 and stock options:

	Number outstanding at
Exercise price	February 12, 2010	Expiry date

$1.16	195,000	22-Nov-10
$2.48	40,000	02-Feb-11
$2.44	904,507	10-Nov-11
$3.60	100,000	17-Oct-12
$4.20	745,000	05-Feb-13
$1.12	100,000	15-Jan-14
$3.31	170,000	02-Jun-14
$3.10	225,000	02-Jul-14
$3.10	75,000	17-Jul-14
$4.01	485,000	06-Oct-14
$6.50	220,000	14-Dec-14
	3,259,507

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Commitments:

During the year ended March 31, 2009, the Company signed an office premise lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013.

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments (1)	$872,834	$501,415	$371,419	-

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $36,798,939 for acquisition and deferred exploration costs on these properties up to December 31, 2009.

Contingencies:

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

During the nine month period ended December 31, 2009, the Company entered into related party transactions as follows:

The Company has a consulting agreement with a director and officer of the Company in the amount of US$12,000 per month plus benefits. The fee was increased to US$17,500 effective May 1, 2009. During the nine month period ended December 31, 2009, the Company paid consulting fees and benefits of $206,676 (2008 - $159,647) under this agreement.

Included in consulting fees, wages and benefits is $nil (2008 - $40,950) paid or accrued for consulting fees paid to an officer of the Company during the nine month period ended December 31, 2009.

Included in professional fees is $62,885 (2008 - $52,955) related to accounting, financial reporting and corporate governance matters paid or accrued to a company controlled by an officer of the Company during the nine month period ended December 31, 2009.

During the nine month period ended December 31, 2009, the Company paid or accrued $112,954 (2008 - $74,350) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

During the nine month period ended December 31, 2009, the Company paid directors’ fees of $18,300 (2008 - $16,200) to certain directors and a former director of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at December 31, 2009 is $46,052 (March 31, 2009 - $6,000) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10

Fourth Quarter and Subsequent Events:

The following events occurred subsequent to December 31, 2009:

•

312,012 common shares were issued pursuant to the exercise of stock options for gross proceeds of $348,400.

•

37,333 common shares were issued pursuant to the exercise of broker’s warrants for gross proceeds of $115,732.

1.11

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Resource properties and deferred exploration costs: The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and Emerging Issues Committee abstract 174, “Mining Exploration Costs” (“EIC-174”). CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date of the shares were issued.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-174 states that a mining enterprise that has not established mineral reserves objectively and, therefore, may not have a basis for preparing a projection of the estimated future net cash flow from the property, is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. Exploration costs related to mining properties may be initially capitalized under Section 3061 if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances. However, EIC-174 references certain conditions that should be considered in determining subsequent write-downs, such as a significant drop in mineral prices, a significant deterioration in the availability of financing or a significant delay in the development activity; management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

1.12

Changes in Accounting Policies including Initial Adoption

Adoption of New Accounting Standards

1.

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee (“EIC”) abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

2.

Goodwill and intangible assets

CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial StatementConcepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not have a significant effect on the Company’s consolidated financial statements.

3.

Mining exploration costs

EIC abstract 174, Mining Exploration Costs (“EIC-174”), which supersedes EIC abstract 126, Accounting by Mining Enterprises for Exploration Costs, provides guidance for mining exploration entities on the capitalization of exploration costs and the review of exploration costs for impairment. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending March 31, 2010, with retrospective application. The application of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

Future accounting pronouncements:

1.

International financial reporting standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.

The Company has completed a preliminary assessment of how each IFRS standard impacts thefinancial statements. It was initially determined that the area of accounting difference that willlikely be impacted based on existing IFRS will beimpairment of assets, stock-based compensation and the initial adoption ofIFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS”. In addition, the Companyanticipates a significant increase in disclosure resulting from the adoption of IFRS and iscontinuing to assess the level of disclosure required.

2.

Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

3.

Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

1.13

Financial Instruments and Other Instruments

As at December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $59,721 and goods and services recoverable of $225,184; neither of which are considered past due.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2009, the Company had a cash and cash equivalents balance of $26,187,406 and a short-term investment of $26,000,000 to settle current liabilities of $535,783 that mainly consist of accounts payable that are considered short term and settled within 30 days.

(c)

Market risk

i.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	December 31, 2009	March 31, 2009

US Dollars	$ 5,236,319	$ 159,991
Ghana Cedis	117,795	744,403

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $535,000 as at December 31, 2009 (March 31, 2009 - $90,000).

(d)

Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

1.14

Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended December 31, 2009.

There has been no change in the Company’s internal control over financial reporting during the nine month period ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company’s internal control over financial reporting during the nine month period ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of outstanding share data:

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 44,772,123 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

	Number outstanding at
Exercise price	February 12, 2010	Expiry date

$1.16	195,000	22-Nov-10
$2.48	40,000	02-Feb-11
$2.44	904,507	10-Nov-11
$3.60	100,000	17-Oct-12
$4.20	745,000	05-Feb-13
$1.12	100,000	15-Jan-14
$3.31	170,000	02-Jun-14
$3.10	225,000	02-Jul-14
$3.10	75,000	17-Jul-14
$4.01	485,000	06-Oct-14
$6.50	220,000	14-Dec-14
	3,259,507

The following warrants were outstanding as at the date of this MD&A:

Number of warrants	Exercise Price	Expiry Date
274,666	$3.10	November 26, 2010

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

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